SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                            PALOMAR ENTERPRISES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)


                                    697522308
                                 (CUSIP Number)



                                STEVE BONENBERGER
                        1802 N. Carson St., No. 212-2705
                         Carson City, Nevada 89701-1230


                                 (775) 887-0670
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 17, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Christoph Haase
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e)                                                            [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
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 NUMBER OF      7  SOLE VOTING POWER
   SHARES          2,000,000 shares of the common stock of the Issuer
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
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                8  SHARED VOTING POWER
                   None
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                9  SOLE DISPOSITIVE POWER
                   2,000,000 shares of the common stock of the Issuer
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               10  SHARED DISPOSITIVE POWER
                   None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000,000 shares of the common stock of the Issuer
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
     (SEE INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     63% of the common stock of the Issuer.
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of Palomar Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1802 N. Carson St., No. 212-2705
Carson  City,  Nevada  89701-1230.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Christoph Haase, an individual (the "Reporting Person"). The Reporting Person's business address is Dorotheenstrasse 144 > 22299 Hamburg, Germany. .

     On November 17, 2004, pursuant to the terms of the agreement attached to this Schedule 13D as an exhibit (the "Agreement"), the Reporting Person received 2,000,000 shares of the common stock of the Issuer as compensation for the consulting services performed by the Reporting Person to the Issuer. The
2,000,000 common shares received by the Reporting Person are valued at approximately $100,000.00.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The  Reporting  Person  is  a  citizen  of  Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person received 2,000,000 common shares of the Issuer valued at approximately $100,000.00 pursuant to the Agreement as compensation for consulting services performed by the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person received 2,000,000 common shares of the Issuer valued at approximately $100,000.00 pursuant to the Agreement as compensation for consulting services performed by the Reporting Person.
Other than the completed stock transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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     8.   Causing  a  class  of  securities  of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 2,000,000 shares of the common stock of the Issuer which constitute approximately 63 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                       IDENTIFICATION OF EXHIBIT
----------                        -------------------------
  10.1     Agreement between the Issuer and Christoph Haase, dated November 17,
2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 21,  2004.



                                                 -------------------------------
                                                 STEVE BONENBERGER


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